Press Release

TELUS Submits Non-Binding Indication of Interest to Acquire Full Ownership of TELUS Digital

Acquisition would offer TELUS Digital shareholders liquidity at a compelling value and enhance TELUS Digital’s ability to effectively respond to changing market dynamics

Closer operational integration between TELUS and TELUS Digital to supercharge AI and SaaS transformation across telecommunications, health, agriculture and consumer goods sectors

TELUS Digital to continue as a key enabler to TELUS’ growth strategy and operational efficiency

June 12, 2025

Vancouver, B.C. – TELUS Corporation (TELUS) today announced that it has submitted a non-binding indication of interest (IOI) to the board of directors of TELUS International (Cda) Inc. (TELUS Digital) in respect of a proposed transaction pursuant to which TELUS would, directly or indirectly through one of its subsidiaries, acquire all of the issued and outstanding subordinate voting shares and multiple voting shares of TELUS Digital not already owned directly or indirectly by TELUS for a price per share of US$ 3.40 to be paid in cash, TELUS common shares or a combination of both. The proposed price represents a premium of approximately 15% to TELUS Digital’s closing share price on the New York Stock Exchange (NYSE) on June 11, 2025, and a premium of approximately 23% over TELUS Digital’s 30-day volume weighted average trading price based on Canadian composite (Toronto Stock Exchange and all Canadian marketplaces) and U.S. composite (New York Stock Exchange and all U.S. marketplaces) as of such date. TELUS has asked the TELUS Digital board of directors to begin a process to review the IOI and appoint a special committee of independent directors to evaluate the proposal.

“Our proposal to fully acquire TELUS Digital reflects our belief that closer operational proximity between TELUS and TELUS Digital will enable enhanced AI capabilities and SaaS transformation across all lines of our business, including telecommunications, TELUS Health and TELUS Agriculture & Consumer Goods, driving positive outcomes for the customers we serve,” said Darren Entwistle, President and CEO of TELUS. “We anticipate that our deep familiarity with TELUS Digital will enable us to conclude this proposed transaction, with appropriate engagement from TELUS Digital, quickly and efficiently and, post-closing, effectively integrate the business and the team. TELUS Digital will continue to be an important business unit within TELUS, underscored by its demonstrated leadership in customer service excellence, digital transformation and heartfelt caring in the communities where team members live, work and serve. Accordingly, we believe the terms of our proposal are compelling for TELUS Digital shareholders and our leadership team looks forward to working constructively with the independent members of TELUS Digital’s board of directors to progress the proposed acquisition. Notably, we believe this proposed transaction will yield meaningful benefits for TELUS Digital and importantly, for our customers and investors.”

Any financing undertaken in the near term will be designed with a view to being neutral to TELUS’ balance sheet net debt to EBITDA leverage ratio, as TELUS maintains focus on deleveraging priorities.

The IOI is a non-binding indication of interest and is subject to, among other matters, confirmatory due diligence satisfactory to TELUS, agreement on transaction structure, the negotiation and execution of mutually acceptable definitive transaction documents, and the approval of the proposed acquisition by the TELUS Digital board of directors. Further, the consummation of the proposed acquisition, even if definitive transaction documents are entered into, would be subject to customary closing conditions for transactions of this nature, including, among others, the receipt of shareholder approvals required under applicable securities laws, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and court approval.

No agreement has been reached between TELUS and TELUS Digital, and no assurances can be given that definitive transaction documents with respect to the proposed acquisition will be entered into, as to the final terms of any transaction or that a transaction will be consummated.

Barclays is acting as exclusive financial advisor to TELUS, and Stikeman Elliott LLP and A&O Shearman are acting as legal advisors. TELUS and its advisors stand ready to work with the TELUS Digital board of directors to agree the terms of, and implement, the proposed acquisition.

TELUS currently beneficially owns an aggregate of 152,004,019 multiple voting shares and 6,874,822 subordinate voting shares, representing approximately 92.5% of the outstanding multiple voting shares, 6.1% of the outstanding subordinate voting shares, representing 57.4% of all outstanding shares, and 86.9% of the combined voting power of all outstanding shares. The foregoing percentages are based on 164,381,876 multiple voting shares and 112,477,222 subordinate voting shares issued and outstanding, as reported by TELUS Digital in its condensed interim consolidated financial statements for the three months ended March 31, 2025.

TELUS currently has no additional plans or intentions that relate to its investment in TELUS Digital other than those described in the IOI. Nonetheless, it may or may not purchase or sell multiple voting shares, subordinate voting shares or other securities of TELUS Digital in the future on the open market or in private transactions, depending on market conditions and other factors. Depending on market conditions, general economic and industry conditions, TELUS Digital’s business and financial condition and/or other relevant factors, TELUS may at any time develop other plans or intentions in the future relating to one or more of the actions set forth in Items 5(a) through (k) of TELUS’ early warning report or Items 4(a) through (j) of TELUS’ Schedule 13D. TELUS does not intend to make additional disclosure regarding the proposed acquisition until a definitive agreement has been reached or unless disclosure is otherwise required under applicable securities laws.

A copy of the early warning report (to which a copy of the IOI is attached) filed by TELUS in connection with the submission of the IOI is available on TELUS Digital’s profile on SEDAR+ at sedarplus.ca. A copy of Amendment No. 3 to Schedule 13D (to which a copy of the IOI is attached) filed by TELUS in connection with the submission of the IOI is, or will be, available on the U.S. Securities and Exchange Commission’s EDGAR database at www.sec.gov. Alternatively, you may contact TELUS Investor Relations at 1-800-667-4871 in order to obtain a copy of the early warning report or Amendment No. 3 to Schedule 13D.

The headquarters and principal executive offices of TELUS Digital are located at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3.

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

Forward-Looking Statements

This news release contains forward-looking statements about future events pertaining to the proposed acquisition, including expectations in respect of the proposed acquisition and the completion of such proposed acquisition, the realization of expected benefits to TELUS, TELUS Digital and their respective shareholders, including the realization of the synergies and other benefits of combining TELUS Digital’s businesses with TELUS, and the ability of the businesses of TELUS Digital to respond to changing market dynamics, seizing considerable growth opportunities and leveraging strong demand. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include any statements that do not refer to historical facts, including statements relating to the proposed acquisition. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. There is significant risk that the forward-looking statements will not prove to be accurate.

Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether the proposed acquisition will be approved by the TELUS Digital Board, whether any definitive agreement will be successfully negotiated and executed in connection with the proposed acquisition, whether the proposed acquisition or any other transaction will be consummated, the possibility for the proposed acquisition, even if a definitive agreement is entered into, not to be completed on the terms and conditions, or on the timing, contemplated thereby, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and court approvals and other conditions to the closing of the proposed acquisition or for other reasons, the possibility that TELUS may not realize any or all of the anticipated benefits from the proposed acquisition, as well as the other risk factors as set out in our 2024 annual management’s discussion and analysis and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by applicable law, TELUS disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This cautionary statement qualifies all of the forward-looking statements in this document.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company, generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives worldwide through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers.

Operating in 32 countries around the world, TELUS Digital (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next- generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

Guided by our enduring ‘give where we live’ philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com